SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

Homology Medicines, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

438083107

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No. 438083107	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,321,199 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,321,199 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,321,199 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of shares held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 438083107	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,321,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,321,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,321,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 438083107	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 438083107	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 438083107	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,766,106
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,766,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 438083107	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,766,106 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,766,106 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,106 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of shares held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 438083107	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,087,305 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,087,305 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,305 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 2,321,199 shares held by Deerfield Private Design Fund III, L.P. and 1,766,106 shares held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 438083107	Page 9 of 12 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,087,305 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,087,305 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,305 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of 2,321,199 shares held by Deerfield Private Design Fund III, L.P. and 1,766,106 shares held by Deerfield Healthcare Innovations Fund, L.P.

CUSIP No. 438083107	Page 10 of 12 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed on April 2, 2018 by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare Innovations Fund”), (vi) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners, Deerfield Healthcare Innovations Fund, Deerfield Mgmt HIF and Deerfield Management, the “Reporting Persons”), with respect to the common stock (the “Common Stock”) of Homology Medicines, Inc. (the “Issuer”), as amended by Amendment No. 1 thereto filed on December 30, 2019. Deerfield Private Design Fund III, Deerfield Partners and Deerfield Healthcare Innovations Fund are collectively referred to herein as the “Funds”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)

(1)	Deerfield Mgmt III

Number of shares: 2,321,199 (comprised of shares held by Deerfield Private Design Fund III)

Percentage of shares: 5.27%

(2)	Deerfield Private Design Fund III

Number of shares: 2,321,199

Percentage of shares: 5.27%

(3)	Deerfield Mgmt

Number of shares: 0

Percentage of shares: 0%

(4)	Deerfield Partners

Number of shares: 0

Percentage of shares: 0%

(5)	Deerfield Healthcare Innovations Fund

Number of shares: 1,766,106

Percentage of shares: 4.01%

CUSIP No. 438083107	Page 11 of 12 Pages

(6)	Deerfield Mgmt HIF

Number of shares:   1,766,106 (comprised of shares held by Deerfield Healthcare Innovations Fund)

Percentage of shares:   4.01%

(7)	Deerfield Management

Number of shares:   4,087,305 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Partners and Deerfield Healthcare Innovations Fund)

Percentage of shares:   9.28%

(8)	Flynn

Number of shares:   4,087,305 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Partners and Deerfield Healthcare Innovations Fund)

Percentage of shares:   9.28%

(b)

(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,321,199

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,321,199

(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,321,199

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,321,199

(3)	Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(4)	Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

CUSIP No. 438083107	Page 12 of 12 Pages

(5)	Deerfield Healthcare Innovations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,766,106

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,766,106

(6)	Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,766,106

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,766,106

(7)	Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 4,087,305

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 4,087,305

(8)	Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 4,087,305

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 4,087,305

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III, Deerfield Mgmt is the general partner of Deerfield Partners, Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund and Deerfield Management is the investment manager of the Funds.

(c) Transactions in the Common Stock effected by the Reporting Persons in the last sixty (60) days are set forth on Schedule A to this Amendment and Schedule A to Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the Reporting Persons on December 30, 2019. All of the transactions reflected in Schedule A to this Amendment and Schedule A of Amendment No. 1 were effected in open market transactions on the Nasdaq Global Select Market in the ordinary course of the applicable Reporting Person’s business.

(e) As of January 30, 2020, each of Deerfield Partners and Deerfield Mgmt ceased to beneficially own more than five percent of the Common Stock.

CUSIP No. 438083107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2020

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.

By: Deerfield Mgmt HIF, L.P., General Partner
By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

CUSIP No. 438083107

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

Schedule A

Reporting Person	Date	Number of Shares Sold	Price per Share ($)*	Price Range ($)**
Deerfield Partners, L.P.	1/24/2020	380,256	15.6868	15.50 - 16.34
Deerfield Partners, L.P.	1/27/2020	193,359	15.7717	15.50 - 16.04
Deerfield Partners, L.P.	1/28/2020	65,891	15.5095	15.40 - 15.73
Deerfield Partners, L.P.	1/29/2020	8,857	15.4463	15.40 - 15.51
Deerfield Partners, L.P.	1/30/2020	509,970	15.45	N/A

* Each price per share reported in the “Price per Share” column of this Schedule A, other than the price per share for the sale of 509,970 shares of Common Stock on January 30, 2020 in a single transaction, is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the “Price Range” column of this Schedule A.

** The shares were sold in multiple transactions at prices within the price range indicated (unless otherwise indicated).